

August 13, 2010

Mr. Gene S. Bertcher
Chief Financial Officer
New Concept Energy, Inc.
1755 Wittington Place, Suite 340
Dallas, Texas 75234

> **Re: New Concept Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Response letter dated July 22, 2010**
> **File No. 000-08187**

Dear Mr. Bertcher:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Please submit complete draft amendments to your filings, reflecting all of the revisions that you have agreed to make in response to prior comments and the additional revisions necessary to comply with the following comments.

Properties

2. We have read your response to prior comment 2 indicating that you intend to rework existing wells before you begin the process of identifying locations to drill wells necessary to access your undeveloped reserves. We also observe that you show zero development of the quantities claimed as undeveloped reserves since you acquired them in 2008. In order to properly book these quantities as reserves you would need to satisfy the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. You may gain a better understanding of what constitutes a development project and what is entailed in adopting a development plan by reading the guidance in the answers to questions 108.01 and

131.04 in the Compliance and Disclosure Interpretations located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

If you are not able to show how you have satisfied the criteria for claiming the undeveloped reserves you would need to eliminate these quantities and related information from your reserve disclosures. This would also entail revisiting and re-computing your ceiling tests for each period – please explain your efforts in this regard and the results in your reply. If you believe that you can support your view of these quantities as reserves please submit the documentation that constitutes your development plan and adoption/final investment decision, and provide the disclosures necessary to apprise investors of these details.

Management's Discussion and Analysis

Critical Accounting Policies

Oil and Gas Property Accounting

3.   We have read the revisions you proposed in response to prior comments 3 and 4 pertaining to your application of the full cost rules. The revisions that you have proposed indicate ongoing confusion about the requirements for impairment assessments of unevaluated properties and ceiling tests of all property costs.

For example, in describing the ceiling test you identify one component of the ceiling is "the lower of cost or estimated value of unimproved properties…." The term *unimproved* would generally translate as undeveloped, which generally implies proved but not developed, and is therefore not the same as *unproved*, which is the term that should have been utilized to comply. The disclosures you proposed for the first and second paragraphs under Oil and Gas Property Accounting on page 3 incorrectly include the term unimproved.

You have also not clarified in the first paragraph under Oil and Gas Property Accounting on page 3 that this component of the ceiling test would be the lower of cost or estimated *fair value* of unproved property costs that are *subject to amortization*, meaning that the property was previously evaluated and found to have no reserves or to have been impaired. Please revise accordingly.

There is also a need to differentiate between *assessments* of unproved properties and *ceiling tests* of all property costs in your application of the full cost rules. In response to our comment asking you to clarify that you conduct the ceiling test at least quarterly, you added disclosure indicating that you are assessing properties on a quarterly basis and explain how amounts found to be impaired are added to the costs of unproved properties subject to amortization. We do not object to your conducting assessments on a quarterly basis but you should be aware that the full cost rules only require assessments of unevaluated/unproved properties annually.

We would like you to further clarify and acknowledge if true that you are conducting the ceiling test on a quarterly basis as is required. It appears that you could refine the disclosures pertaining to the ceiling test in the first paragraph under Oil and Gas Property Accounting on page 3 to accomplish this objective, and the disclosures about assessments in the second paragraph under that heading to clarify that you are referring to unproved properties. Please similarly modify the corresponding disclosures under Note B to your financial statements.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

Sincerely,

Karl Hiller
Branch Chief